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PROSPECTUS SUPPLEMENT

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                          SHAREHOLDER INVESTMENT PLAN
                       PROSPECTUS SUPPLEMENT NUMBER 2 TO
                       PROSPECTUS DATED NOVEMBER 3, 1992

  This Prospectus Supplement Number 2 relates to the Prospectus dated November 3, 1992, as previously supplemented on October 4, 1993 (the "Prospectus") for BankAmerica Corporation's Shareholder Investment Plan (the "Plan"), a copy of which was previously delivered to you. If you would like another copy of the Prospectus, please contact the Plan Administrator. Capitalized terms not otherwise defined in this Supplement have the meanings ascribed to them in the Prospectus.

  Beginning June 18, 1997, shares of common stock of BankAmerica Corporation ("BAC") may be issued either in book-entry or in certificated form. As a result, the Plan has been amended effective June 18, 1997 in the following respects:

  1. STATEMENTS. The statement that will be delivered each time shares are purchased for you under the Plan pursuant to Question 26 of the Prospectus will show the total number of full and fractional shares held by you in book-entry form (whether or not acquired by you through the Plan) to date and, for the immediately preceding transaction, the dollar amount of any dividend invested, the dollar amount of any optional cash purchase, the number of shares purchased and the purchase price per share.

  2. DIVIDENDS ON PLAN SHARES. The response to Question 27 of the Prospectus is amended to provide that, unless you instruct the Plan Administrator to the contrary, cash dividends on all shares, including fractional shares, purchased through the Plan with reinvested dividends or with optional cash payments ("Plan Shares"), will be reinvested automatically in additional shares of Common Stock. You may instruct the Plan Administrator to terminate reinvestment of dividends and to deliver cash dividends to you on any number of whole Plan Shares credited to your account.

  3. SALES OF SHARES IN BOOK-ENTRY FORM. You can sell book-entry shares of BAC Common Stock (including Plan Shares) through the Plan or through your own broker.

     a. SALES THROUGH THE PLAN. Any holder of BAC Common Stock in book-entry form (whether or not the shares are Plan Shares) can sell any number of those shares by notifying the Plan Administrator. The Plan Administrator will arrange for sales to be made at least weekly. Sales may be made more frequently if volume dictates. The sale price will be the weighted average price of all book-entry shares sold by the Plan Administrator during that period. You will receive the proceeds of the sale less applicable fees and any required tax withholdings and transfer taxes. Currently, the fees are a $10 transaction fee plus a 10 cents a share trading fee with a maximum combined fee of $25 per transaction. These procedures and fees apply to any sales of shares effected through the Plan Administrator, including those described in Questions 21, 35 and 36.

  BAC has authorized the Plan Administrator to offer this service to BAC shareholders who wish to sell their book-entry shares of Common Stock. BAC does not solicit the sale of the shares; this service
                                                     (Continued on the reverse)

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The date of this Prospectus Supplement is June 18, 1997.
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is offered solely for the convenience of shareholders. Because the Plan
Administrator will sell the shares on behalf of the Plan, neither BAC nor any shareholder has the authority or power to control the timing or pricing of shares sold or the selection of the broker making the sales. Therefore, you will not be able to precisely time your sales through the Plan, and will bear the market risk associated with fluctuation in the price of BAC's stock. That is, if you send in a request to sell shares, it is possible that the market price of BAC stock could go down or up before the broker sells your shares. In addition, you will not earn interest in connection with a sales transaction. The Plan Administrator may, at its discretion, refuse to effect any sale or require the shareholder to provide documentation satisfactory to the Plan Administrator that the instructing person has the authority to dispose of the shares.

     b. SALES THROUGH YOUR BROKER. You can sell your shares (whole shares only) through a broker of your choice, in which case you should call 1-800-642-9880 to arrange free of charge to have your shares transferred electronically to your broker or to have share certificates issued to you which you may then deliver to your broker.

OTHER INFORMATION:

  1. SOURCE OF SHARES. Question 14 of the Prospectus is amended to provide that shares purchased for participants may be acquired by the Plan in the open market or acquired directly from BAC, as may be determined by BAC from time to time, provided that BAC may not revise more than once in any three-month period the source of shares.

  2. PLAN ADMINISTRATOR. The name and address of the Plan Administrator have been changed to:

     The Chase Manhattan Bank
     Investment Services
     P.O. Box 3336
     South Hackensack, NJ 07606

The telephone number for the Plan Administrator's Shareholder Relations Department remains 1-800-642-9880. The Plan Administrator has designated its affiliates, ChaseMellon Shareholder Services, L.L.C. ("ChaseMellon") and Chase Securities, Inc., and other agents to perform certain services for the Plan. ChaseMellon acts as dividend disbursing and transfer agent for BAC's Common and Preferred Stock and Depositary Shares.

  The cover page and Questions 4, 7, 14, 21, 22, 26, 27, 28, 32, 35 and 36 of the Prospectus are hereby amended to the extent needed to incorporate these amendments into the Plan.

  To the extent that any of the foregoing is inconsistent with the Plan as described in the Prospectus, the Prospectus and the Plan are hereby amended to conform with the foregoing. In all other respects, the Prospectus as supplemented on October 4, 1993, remains in full force and effect.

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